Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

April 29, 2014

VIA EDGAR CORRESPONDENCE

Ms. Karen Rossotto

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)
(File Nos. 033-02659; 811-04556)

Dear Ms. Rossotto:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-14-050004) with the Securities and Exchange Commission (the “Commission”) on February 13, 2014, relating to Transamerica Mid Cap Value Opportunities (the “Fund”), a series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on March 28, 2014.

The Staff noted that all comments to the Fund’s summary section, as noted below, also apply to the disclosure with respect to the section entitled “More on the Fund’s Strategies and Investments,” as well as “More on Risks of Investing in the Fund,” as applicable. In addition, it was noted that, as relevant, all comments generally apply to both the Retail and Class I2 Prospectuses of the Fund.

Below are the Staff’s comments on the Registration Statement with respect to the Fund and the Registrant’s responses thereto.

Prospectus Comments

1.

Fees and Expenses: The Staff noted that additional information regarding sales charge discounts is available in the “Waivers and/or Reductions of Charges” section on page 17 of the Fund’s prospectus and in the Fund’s statement of additional information (“SAI”) under the heading “Purchase of Shares.” Please reference the page number in the SAI where further information about sales charge discounts may be located.

Response: The Registrant notes that the prospectuses, like the prospectuses for the other series of the Registrant, disclose the section heading in the SAI where further information about sales charge discounts can be located. The Registrant notes that this presentation is consistent with the presentation in other current Transamerica funds’ prospectuses and the Registrant wishes to keep the disclosure consistent. Accordingly, no change has been made to the prospectuses at this time.

2.

Principal Investment Strategies/Principal Risks: Please confirm whether “Emerging Markets” risk is applicable to this Fund and, if so, include related disclosure in the Fund’s principal investment strategies section and include the corresponding principal risk.

Response: The Registrant confirms that investing in “emerging markets” is not a principal investment strategy and believes the disclosure is consistent with the requirements of Item 4 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

3.

Principal Investment Strategies: Please consider moving the sentences “Under adverse or unstable market, economic or political conditions, the fund may take temporary defensive positions in cash and short-term debt securities without limit. During periods of defensive investing, it will be more difficult for the fund to achieve its objective.” The Staff notes that the disclosure could be moved to the section titled “More on the Fund’s Strategies and Investments” under Item 9.

Response: The Registrant believes the disclosure is consistent with the requirements of Item 4 of Form N-1A. The Registrant notes that this presentation is consistent with the presentation in other current Transamerica funds’ prospectuses and the Registrant wishes to keep the disclosure consistent. The Registrant has therefore not made revisions to the disclosure.

4.

Principal Risks: Please remove “Cash Management and Defensive Investing” as a principal risk of the Fund. The Staff notes that the disclosure could be moved to the section titled “More on Risks of Investing in the Fund” under Item 9.

Response: The Registrant believes the strategy and risk disclosure is consistent with the requirements of Item 4 of Form N-1A. The Registrant notes that this presentation is consistent with the presentation in other current Transamerica funds’ prospectuses and the Registrant wishes to keep the disclosure consistent. The Registrant has therefore not made revisions to the disclosure.

5.	Principal Investment Strategies: Please confirm that only “in the money” convertible securities will be included in the Fund’s 80% test required by Rule 35d-1 of the Investment Company Act of 1940.

Response: The Registrant so confirms.

6.

Principal Investment Strategies/Principal Risks: Please confirm whether the Fund intends to invest in unsponsored depositary receipts. If the Fund intends to invest in unsponsored depositary receipts, please consider revising the “Depositary Receipts” risk.

Response: The Registrant confirms that the Fund does not currently intend to invest in unsponsored depositary receipts. The Registrant has therefore not made revisions to the disclosure.

7.	Tax Information: Please add the following to the end of the last sentence in this section: “, in which case your distributions may be taxed when withdrawn from the tax-deferred account.”

Response: The Registrant has made revisions consistent with the Staff’s comment.

8.

More on Certain Additional Risks: The risk “Investments by Asset Allocation Funds” indicates that certain Transamerica funds’ “may own a significant portion of the shares of an underlying fund.” Please add a specific reference to the Fund, if applicable.

Response: The Registrant believes the risk disclosure is consistent with the requirements of Item 9 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

9.

Prior Performance for Similar Accounts: The Staff requested that the prior performance composite disclosure be revised so that all prior performance is presented as gross/net of fees and expenses or adjusted to show all of the composite’s fees and expenses.

Response: The Registrant believes the presentation of the composite performance information, consistent with Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996), does not obscure or impede understanding of information that is required to be included in the prospectus. We note that the disclosure provides that the net average annual total return, including and excluding sales charges, are labeled as such. In addition, it is noted that the presentation of composite performance information in this fashion is consistent with the presentation of such information by the Registrant in past statutory prospectuses that have been included in Rule 485(a) filings and subject to Staff review.

10.

Features and Policies: Please add disclosure under the “Investment Policy and Other Changes” section stating whether shareholders will be notified of changes to the Fund’s investment objective and strategies.

Response: The Registrant believes that the Fund’s current disclosure appropriately addresses the requirements of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

Statement of Additional Information Comments

11.

Additional Information Regarding Investment Practices: Please revise the narrative disclosure on concentration to clarify that the Fund cannot invest “without limit” in municipal securities without taking into account the industry in which the municipality invests. The Registrant could address this comment by saying that municipal governments and their authorities, agencies, instrumentalities or political subdivisions will not be considered an industry for the purposes of concentration.

Response: The Registrant has not made the requested change regarding municipal securities. The Registrant is unaware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that requires this change. The Registrant is also unaware of any support for this change in the views of the Staff with respect to industry concentration as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977). The Registrant notes that the sentence that immediately follows the disclosure in question states that “[a]ccordingly, issuers of the foregoing securities will not be considered to be members of any industry.” As the “foregoing securities” include securities of municipal governments and their authorities, agencies, instrumentalities or political subdivisions, the Registrant believes the current disclosure addresses the Staff’s comment.

12.	Additional Information Regarding Investment Practices: Please consider revising the heading “Other Investments” to avoid confusion.

Response: The Registrant believes that the Fund’s current disclosure appropriately addresses the requirements of Form N-1A. The Registrant notes that this presentation is consistent with the presentation in other current Transamerica funds’ statements of additional information and the Registrant wishes to keep the disclosure consistent. The Registrant has therefore not made revisions to the disclosure.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1825 with any questions.

Very truly yours,

/s/ T. Gregory Reymann, II
T. Gregory Reymann, II
Vice President and Assistant General Counsel
Transamerica Asset Management, Inc.

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